UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38482

HUYA INC.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

HUYA Inc. Adopted a 2021 Share Incentive Plan

HUYA Inc. (“Huya” or the “Company”) adopted a 2021 Share Incentive Plan (the “2021 Plan”), as approved and authorized by the board of directors of the Company, effective on June 22, 2021. The Company may only grant restricted shares units pursuant to the 2021 Plan. Under the 2021 Plan, the maximum aggregate number of shares of the Company available for grant of awards is 3,530,111 Class A ordinary shares. The 2021 Plan will expire on the tenth anniversary of the effective date.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	HUYA Inc. 2021 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Catherine Xiaozheng Liu
Name: Catherine Xiaozheng Liu
Title: Chief Financial Officer

Date: June 22, 2021